

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2017

Chelsea Wang
Chief Financial Officer
RISE Education Cayman Ltd.
Room 101, Jia He Guo Xin Mansion
No.15 Baiqiao Street, Guangqumennei, Dongcheng District
Beijing 100062
People's Republic of China

   Re: RISE Education Cayman Ltd.
     Amendment No. 1 to
     Draft Registration Statement on Form F-1
     Submitted September 6, 2017
     CIK No. 0001712178

Dear Ms. Wang:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 12

A number of learning centers operate without the required licenses, permits, filings or registrations, page 13

1. We reissue our prior comment 6 in part. Please discuss how non-compliance with the mentioned regulations could affect your business operations and results.

Use of Proceeds, page 44

2.   We note your responses to our prior comments 8 and 9. Consistent with your responses, please clarify your disclosure to state the following:
- the uses of proceeds specified here can generally be accomplished without transferring funds into the PRC,
- the current cash reserves held by your PRC affiliated entities, combined with the cash generated from their operating activities, will be sufficient for your operating and expansion needs within the PRC over the foreseeable future, and
- you are currently unable to make loans or capital contributions to your WFOE.

3.   Please disclose whether you intend to use any of the offering proceeds to make payments to affiliates. For example, we note your disclosure on page 134 that you will make a lump sum payment to Bain Capital in connection with terminating the consulting agreement, you have made entrustment loans to an affiliate of Bain Capital, and you plan to enter into an acquisition to acquire a company affiliated with Bain Capital.

Holding Company Structure, page 79

4.   The table on page 80 discloses material changes in the respective asset contributions of each level of your consolidated operations as of June 30, 2017 compared to the end of 2016. For example, we note that the percentage of total assets of your WFOE increased from 16% to 40% while the percentage of total assets of your VIE and its subsidiaries and schools decreased from 49% to 29%. Please discuss the reasons for these changes.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David T. Zhang, Esq.
        Benjamin W. James, Esq.
        Kirkland & Ellis International LLP